April 23, 2007

Noah J. Hanft, Esq.
General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

RE: MasterCard Incorporated
             File No. 1-32877
             Preliminary Proxy Statement on Form 14A
             Filed on April 10, 2007

Dear Mr. Hanft:

This is to advise you that we are limiting our review of the above proxy statement to the following matter.

1.   We note that one of the matters on which you will ask shareholders to vote is an amendment to your Articles of Incorporation making certain changes to, among other things, the redemption rights of Class B Common Stock holders. Since this amendment if approved will result in a modification to the rights of Class B holders, as contemplated by Item 12 of Schedule 14A, please tell us why you believe that you are not required to include financial statements in your proxy statement pursuant to Item 13(a) of Schedule 14A.

*   *   *

We will not conduct any further review of the proxy statement.   As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive proxy statement, please furnish a letter, acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director

Cc: Joshua Ford Bonnie, Esq.
        Simpson Thacher & Bartlett LLP